

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Via E-mail
Michael Myers, Ph.D.
President and Chief Executive Officer
Innocoll GmbH
42662 Kitchen Prim Court
Ashburn, Virginia 20148

> **Re:** **Innocoll GmbH**
> **Draft Registration Statement on Form F-1**
> **Submitted March 26, 2014**
> **CIK No. 0001603469**

Dear Dr. Myers:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have yet to submit most of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use. Please note that we may have comments regarding this material.

Michael Myers, Ph.D.
Innocoll GmbH
April 22, 2014
Page 2

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Table of Contents, page i

4. Please remove the statement "Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information." It is not appropriate to disclaim responsibility for any of the disclosure included in your registration statement.

Our Company, page 1

5. As you describe yourself as a commercial stage specialty pharmaceutical company in the first sentence of this section, please expand the sentence herein and wherever else this disclosure appears, to identify your three commercial products and disclose the revenue attributable to these products in the aggregate during fiscal 2013.

Our Product Candidates
XaraColl, page 1

6. Please define "bioresorbable" and briefly explain what bupivacaine is and its therapeutic effect where you first use these terms.

7. Please eliminate the specific efficacy information, including recorded observations and associated p-values in this discussion. This information is too technical for inclusion in the summary. Please discuss all efficacy endpoints, and the related observations and p-values obtained, including those endpoints that demonstrated statistical significance and those that did not demonstrate statistical significance, in the main body of the prospectus where you can place them in an appropriate context. Please eliminate the same information in your discussion of Cogenzia on page 3.

Cogenzia, Page 2

8. Where you make reference to using a special protocol assessment on page 3, please briefly explain what this is and the advantages of pursuing this regulatory pathway.

CollaGUARD, page 4

9. Please explain "post-operative adhesions" where you first use the term.

10. Please explain what a "Class III device" is, define the acronym "PMA" as premarket approval and briefly describe the PMA pathway and requirements applicable to Class III medical devices.

11. Please define the term "hemostatic properties" where you first use the term.

Our Collagen-Based Technology Platform, page 5

12. Please explain what a "lyophilized sponge" and a "film cast membrane" are where you first use these terms.

13. You disclose in this section that your technology is "well established with a long history of safe and effective use". If you retain this statement, please expand your disclosure to briefly explain your basis. Specifically identify the products that have used or continue to use this technology and discuss the corresponding length, extent and mode of use in each case. Please identify all products using the technology other than the products that you mention in the prospectus. If there are none, please clarify.

Our Strategy, page 5

14. In your third bullet point, please explain the meaning and significance of a "pre-IDE" meeting with the FDA.

"If we fail to manufacture XaraColl, Cogenzia, CollaGUARD or our other marketed products and product candidates . . .," page 19

15. Please state in this risk factor that cGMP refers to current Good Manufacturing Practice.

"If product liability lawsuits are brought against us . . .," page 29

16. You state in this risk factor that "We currently do not carry product liability insurance covering our clinical trials," and you then note in the next sentence that

you "maintain" such insurance. Please eliminate this discrepancy. Further, if you do in fact carry product liability insurance at this time, please include the limit of your policy in this risk factor.

"We currently license the commercialization rights for some of our commercial products…..," page 32

17. Please expand this risk factor to identify your major licensees. Briefly discuss the products and geographic areas pertaining to all material licenses and the nature of such licenses (i.e. exclusive, non-exclusive). Discuss the obligations of both parties that must be satisfied in order to maintain the licenses, whether such obligations are currently being met and how the arrangements may come to an end prior to their term.

Raising additional capital may cause dilution to our existing shareholders . . .," page 39

18. This risk factor has significant overlap with the one beginning "Future sales and issuances of our ordinary shares or ADSs . . ." on page 41. Please condense these two risk factors into a single one.

"We will incur significant increased costs as a result of operating as a public company . . .," page 40

19. This risk factor is substantially similar to the one you have included on pages 46-47. Please remove this risk factor, as the other one appears to more closely reflect the particulars of your proposed offering.

Use of Proceeds, page 51

20. Please separate the amount of net proceeds you intend to allocate to your products on an individual basis (i.e. the amount to be allocated to develop XaraColl, the amount to develop Cogenzia, etc.) Also disclose as to each such product the stage of development you believe the application of such proceeds will allow you to attain.

Capitalization, page 53

21. The amounts in the "Actual" column denominated in Euros differ from the corresponding amounts in your consolidated balance sheet. Please explain this apparent inconsistency.

22. Reconcile the 762,567 redeemable preferred shares outstanding to the 699,873 shares shown outstanding in the post-reorganization table on page F-27. Disclose

the number of preferred shares issued in October and November 2013 on page F-27.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Cost of Sales, page 60

23. Please describe the planned business changes that you expect will address the negative gross margins reported for 2013 and 2012, their expected timing and the likelihood that these actions will be successful. Revise your disclosure accordingly.

Critical Accounting Policies and Use of Estimates
Revenue Recognition, page 63

24. On pages 96-97, you describe multiple element collaborative agreements that cover licensing, distribution, manufacturing and supply activities. Please disclose the nature, terms, and deliverables governing these collaborative arrangements and your accounting policies regarding separation, allocation, recognition and classification for these agreements.

25. In order to help us understand more fully how your collaborative agreements impact your financial statements, please provide us, in tabular format, the amounts by line item and year included in your statements of comprehensive income (loss) attributable to transactions arising from collaborative arrangements between you and third-parties for each period presented. Please provide separate tables for each of your "significant" collaborative arrangements and for all of your collaborative arrangements in the aggregate (i.e. the "significant" arrangements and all other arrangements). Present separately amounts with third-parties that are netted in a financial statement line item.

26. Please disclose as applicable the terms governing product returns and other adjustments to recorded revenues. Disclose the impact of changes in your revenue estimates for each period presented and the associated accounting policies or explain your basis for omitting this information.

Results of Operations
Revenue, page 66

27. Please disclose the expected impact on your future revenue trends arising from the significant changes in product revenues, as disclosed on page 60. For example, quantify the expected impact of the inventory buildup by Jazz Pharmaceuticals in late 2013 on expected 2014 revenues.

28. Please explain to us the terms governing the free stock provided to your distribution partner for Septocoll and the expected impact of your policy to "discount" this stock in your 2013 and 2014 revenue.

Research and Development Expenses, page 66

29. Please disclose a breakdown of research and development expense by project for each period presented or explain to us your basis for omitting this information.

Financing Activities
Reorganization to Innocoll AG, page 70

30. You state that a notarial deed was entered into in 2014, pursuant to the reorganization to Innocoll AG. Please describe the terms governing this reorganization, including the expected changes in the exercise prices for outstanding options.

XaraColl, page 78

31. We note that the registrant is planning to commence a Phase 3 clinical trial. Indicate when and who filed the IND and the indication covered by the IND. If no IND has been filed indicate when it will be filed or alternately, why no such filing is necessary. Provide similar information for Cogenzia on page 86 and for CollaGUARD on page 90.

Post-Operative Pain Market Overview, page 78

32. Where you first reference NSAIDs, please explain that this term refers to non-steroidal anti-inflammatory drugs.

XaraColl Clinical Data, page 80

33. On page 81, you state that "(p)ublished reports show that such seemingly conflicting results are relatively common feature of pain trials . . ." Please clarify whether you are suggesting that many pain studies have such seemingly conflicting results or that a study has been done analyzing the conflicting results of other studies. If you are suggesting the former, please indicate how frequently and over what period of time these conflicting results have been observed. If you are suggesting the latter, please provide more information as to the specific study including when and by whom the study was performed and what they concluded.

34. On page 84, please define the term "pharmacokinetic" where it is first used.

35. In your discussion of your planned Phase 3 trials on page 84, please remove your reference to a 505(b)(2) NDA, as you do not intend to pursue this regulatory pathway.

Non-United States Government Regulation, page 108

36. Please state here the regulatory applications you have filed with foreign jurisdictions for each of your major product candidates.

Principal Shareholders, page 134

37. Please expand Footnote 2 to the table to identify the natural person(s) who hold voting and investment power over the shares held of record by Cam Investment Cayman Holdings L.P.

Description Of American Depositary Shares, page 142

38. We note your reference in the second paragraph on this page to the various ways of finding a copy of the deposit agreement. You should also disclose that the deposit agreement will be filed as an exhibit to the registration statement.

Lock-Up Agreements, page 152

39. Please either file your form of lock-up agreement as an exhibit or confirm that it will be filed as an exhibit to the form of underwriting agreement.

Statement of Comprehensive Income/Loss, page F-3

40. Disclose pro forma loss per share for 2013 assuming the conversion of all outstanding preferred shares into ordinary shares or tell us why you believe this disclosure is not required.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Basis of preparation
Going concern, page F-8

41. Please describe for us and quantify the expected impact of a "substantial investment from a third party" and "licensing transactions for products that are approved or expected to be approved in the near future." Explain to us the basis for your expectation that these transactions are likely.

Employee benefit plans
Stock-Based Compensation, page F-12

42. Please provide us with a listing of any future equity issuances, including those contemplated in the reorganization to Innocoll AG, through the date you will request effectiveness of any filed registration statement. Please provide the following information separately for each equity issuance:
   - The date of the transaction;
   - The number of shares/options issued/granted;
   - The exercise price or per share amount paid;
   - Your fair value per share estimate and how the estimate was made;
   - The identity of the recipient, indicating if the recipient is a related party;
   - Nature and terms of concurrent transactions; and
   - The amount of any compensation element.

   Progressively bridge your fair value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in any analysis you provide. Also, please note that we are deferring a final evaluation of any stock compensation and other costs for future equity issuances including options, warrants, ordinary shares, and preference shares until the amendment containing the estimated offering price is filed.

8. Income tax, page F-19

43. Please provide a more informative explanation of the factors underlying the change in the caption, "non-taxable income/non-deductible expenses," which was €465,000 in 2012 and (€4.2 million) in 2013.

9. Loss per share, page F-19

44. Please explain your basis for eliminating the gains of €14.9 million and €973,000 from reported profit for purposes of computing loss per share.

45. Explain your basis for adding back interest on convertible preferred shares and notes for purposes of computing loss per share. Refer to paragraph 13 of IAS 33.

15. Interest bearing loans and borrowings, page F-26

46. Please provide us with a summary of your accounting for the debt-for-equity and the share-for-share exchange transactions. Include computations of the related 2013 gains of €14.9 million and €973,000, shown in Note 7. Reference supporting authoritative literature.

47. You disclose that all preferred shares in Innocoll GmbH will convert to ordinary shares in Innocoll AG prior to consummation of the planned offering. Thus, the original holders of the convertible notes of Innocoll Holdings Inc., who subsequently became the owners of convertible preferred shares of Innocoll Holdings Inc. and convertible preferred shares of Innocoll GmbH, will ultimately become the owners of Innocoll AG. In view of the substance of these transactions, which appear to represent the exchange of ownership interests between the same investors as stipulated under your planned reorganization, please explain your basis for recognizing the gains of €14.9 million and €973,000. In particular, tell us the factors that you considered in concluding that this reorganization should not be treated solely as a capital transaction. Also, explain why the €14.9 million gain upon settlement of the series B convertible preferred stock differed from the €973,000 gain upon settlement of promissory notes and preferred stock, as disclosed on page F-18.

48. Tell us how you believe you have met the disclosure requirement of paragraph 43 of IAS 7 regarding non-cash financing and investing transactions.

17. Share capital and reserves, page F-28

49. Explain why the repurchase of 5,466,821 shares during the year ended December 31, 2013 does not appear on the statement of cash flows and the statement of changes in equity.

23. Share based payments, page F-34

50. In the share-for-share exchange transaction, you issued options for warrants held by the prior owners of Innocoll Holdings, Inc. Please tell us the number of warrants and options in this exchange transaction and explain terms governing these options and where they are disclosed in your filing.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202)551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey A. Baumel, Esq.
        Kristina E. Beirne, Esq.
        Anthony D. Foti, Esq.
        Dentons US LLP
        1221 Avenue of the Americas
        New York, New York 10020